SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 9)

                   Under the Securities Exchange Act of 1934*


                                 PHH Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693320202
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Alan Fournier
                         Pennant Capital Management, LLC
                            26 Main Street, Suite 203
                                Chatham, NJ 07928
                                 (973) 701-1100
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  March 4, 2009
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 693320202                                           Page 2 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Pennant Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,407,141
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,407,141
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,407,141
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 693320202                                           Page 3 of 10 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Alan Fournier
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,407,141
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,407,141
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,407,141
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 9 to Schedule 13D is filed on behalf of Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital"), and Alan Fournier, a United States citizen ("Mr. Fournier," and together with Pennant Capital, the "Reporting Persons"), and further amends the Schedule 13D originally filed on March 22, 2007, as amended by Amendment No. 1 thereto filed on April 30, 2007, Amendment No. 2 thereto filed on June 20, 2007, Amendment No. 3 thereto filed on August 3, 2007, Amendment No. 4 thereto filed on August 10, 2007, Amendment No. 5 thereto filed on August 15, 2008, Amendment No. 6 thereto filed on September 17, 2008, Amendment No. 7 thereto filed on October 9, 2008 and Amendment No. 8 thereto filed on November 25, 2008 (the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of PHH Corporation, a Maryland corporation (the "Issuer"). Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following:

          The Reporting Persons originally acquired shares of Common Stock because they believed the shares were undervalued and represented an attractive investment opportunity. Notwithstanding the record loss for 2008 recently reported by the Issuer, the Reporting Persons remain optimistic about the Issuer's businesses. Among other things:

     o The Issuer is the only private label mortgage outsourcer of size in the United States, and in many cases it may be the only profitable option for subscale institutions to offer a mortgage product to their customers without outsourcing to a competitor. Historically, outsourcing activity for the Issuer's mortgage origination segment ("PHH Mortgage Production") has tended to be strongest in the wake of mortgage industry downturns, and the Reporting Persons expect that the recent deep industry downturn will result in great opportunity for the Issuer. As a result of this downturn, 11 of the top 30 industry competitors as of 2006 have failed and 8 more have been acquired as of December 2008, leaving the Issuer as the 5th largest retail originator of residential mortgages and the 10th largest overall residential mortgage originator. Moreover, with the recently improved market for refinancing and the intense focus by the federal government on the housing market crisis, including the recently announced Homeowner Affordability and Stability Plan and changes to the GSE refinancing requirements, the Reporting Persons believe the Issuer will have even greater opportunities.

     o The Issuer's fleet management services segment ("PHH Fleet") is the 2nd largest player in the fleet management industry. The Issuer's largest competitor, GE Commercial Finance Fleet Services, has begun to scale down its business in light of GE-specific balance sheet issues, leaving plenty of opportunities for PHH Fleet to pick up profitable new clients.

          Despite these and other positives for the Issuer's businesses, the Common Stock has recently traded at no more than only approximately 46% of the Issuer's tangible net book value. Since the Issuer marks substantially all of its assets to market or fair value, the Reporting Persons believe that tangible net book value represents a reasonable proxy for runoff value and that the market is therefore expressing the view that the Issuer is worth more "dead than alive."

The Reporting Persons believe, however, that the Issuer's prospects are substantially undervalued by its current market capitalization and that they considerably exceed the Issuer's potential runoff value. In that regard, the Reporting Persons believe that the fair value of the Issuer is in excess of $40 per share based on a 10x multiple applied to potential earnings of approximately $4 per share or more (resulting from an assumed 40 basis point pre-tax margin for PHH Mortgage Production on annual volume of over $40 billion, a 10 basis point pre-tax margin for the mortgage servicing segment of the Issuer ("PHH Mortgage Servicing"), and PHH Fleet adjusted pre-tax earnings returning to 2007's level of $106 million).

          The Reporting Persons believe that the Issuer's current depressed market valuation reflects a dim view of the Issuer's stewardship by its board of directors (the "Board"), a view that the Reporting Persons share. In a meeting with Board Chairman A.B. "Buzzy" Krongard in August 2008, Mr. Krongard told representatives of the Reporting Persons that the Board was "tired" and that some directors were open to being replaced as a result of their efforts in connection with the Issuer's accounting restatement and the mortgage market downturn. While the economic climate in general, and the housing and financing markets in particular, have presented serious challenges, the Reporting Persons believe that the Board has poorly managed the Issuer through these difficult times:

     o FAILURE TO UNDERSTAND NORMALIZED EARNINGS POTENTIAL. Based on discussions with members of the Board over the past year, it has appeared to the Reporting Persons that the Board failed to develop a view of the normalized earnings power of the Issuer. Both CEO Terence Edwards and Board Chairman Krongard have been unable to describe to the Reporting Persons the normalized earnings power of the Issuer, and Mr. Edwards even stated that in this economy he is not sure that there is such a thing as normalized earnings power. Subsequently, in November 2008, a member of senior management ("Management") did tell the Reporting Persons that the Board is looking into developing a view as to the normalized earnings power of the Issuer. The Reporting Persons believe that without such an understanding, the Board cannot adequately set targets to track Management's performance, cannot establish effective incentive structures for Management, cannot explain to investors the Issuer's long-term earnings potential and cannot make fully informed capital allocation decisions.

     o LESS THAN EFFECTIVE MANAGEMENT INCENTIVES. The management incentive plans for the Issuer, PHH Mortgage Production and PHH Fleet are based upon the achievement of specified pre-tax income targets (after minority interest) for the relevant unit. The Reporting Persons believe that these incentive plans fail to provide proper incentives for employees, particularly in the current market environment, because they fail to distinguish between factors that employees can and cannot control. For example, the PHH Mortgage Production management incentive plan target for a particular year is typically set in March of that year. Whether this target is met will depend on many factors that are beyond the participating employees' control and not known ahead of time, such as future interest rates and market-driven gain-on-sale margins. In years where such factors make the target unattainable despite the employees' best efforts and achievements, no award will be paid; conversely, in years where such factors make attainment of the target likely almost without regard to employee performance, an award will be made whether or not deserved. Particularly in a challenging environment such as the one the Issuer has experienced in the last few years, management incentive plans should be geared toward providing incentives for employee performance by focusing on parameters that are largely within their control, such as efficiency and cost structure.

     o INSUFFICIENT FOCUS ON PROFITABILITY. In discussions with representatives of the Board and Management since the beginning of 2008, it has been readily apparent to the Reporting Persons that until recently the Board and Management have not focused on the profitability of individual clients. In fact, in conversations with Issuer representatives in November 2008, the Issuer conveyed its suspicion that some of its clients were insufficiently profitable across the business cycle. The Reporting Persons believe that for far too long Management and the Board have focused on growing the Issuer with too little regard for profitability. Without having appropriate metrics in place, the Reporting Persons believe that Management and the Board have been unable to evaluate whether existing clients are sufficiently profitable and whether potential new clients would be sufficiently profitable to pursue.

     o TOO SLOW TO REDUCE MORTGAGE PRODUCTION COSTS. In the last three years, PHH Mortgage Production has not had a single profitable quarter, and was only able to break even in the fourth quarter of 2008. While Management has, along the way, made relatively modest cuts in PHH Mortgage Production expenses, the Reporting Persons believe that Management was slow to address profitability concerns, especially in 2008 after termination of the merger agreement with General Electric Capital Corporation and as it became ever more clear that the deepening housing and mortgage crisis would lead to lower mortgage origination volumes. In the last several months, some recovery in origination volumes and healthier gain-on-sale margins have led to profitable operations for PHH Mortgage Production, but the Reporting Persons believe that this goal should have been achieved earlier, or losses should have been reduced, with more aggressive cost cutting on the part of Management.

     o TOO SLOW TO REDUCE FLEET FUNDING COSTS. PHH Fleet relies on external financing to purchase vehicles for its clients, and its client agreements use published indices to pass these financing costs through to its clients. In the past, these indices have tended to track PHH Fleet's funding costs, but in the second half of 2007, when the asset-backed funding markets suffered severe disruption, these indices no longer reflected the Issuer's true costs of funding and began to significantly reduce the profitability of PHH Fleet. While Management has continuously disclosed this adverse impact on the Issuer in its public filings since at least November 2007, the Board failed to ensure that concrete steps were taken to mitigate this impact until well into the fourth quarter of 2008.

     o PUBLIC COMMUNICATIONS FAILURES. With short-term results falling far short of the Issuer's long-term earnings potential in part due to the market environment, it is critically important for Management to educate investors about the Issuer's long-term earnings potential. The Reporting Persons have been encouraging Management to provide such goals for more than a year, without success. Management's failure to communicate long-term earnings goals has made it exceedingly difficult for investors to value the Issuer based on its underlying earnings power and may account, in part, for the Issuer's depressed market valuation.

          Management's failure to communicate the Issuer's long-term earnings potential may also jeopardize the ability of PHH Mortgage Production and PHH Fleet to recruit and retain outsourcing clients in today's environment. With the Issuer's shares trading at a steep discount to tangible book value, the outsourcing market may view the Issuer as being at risk of liquidation. Since stability of an outsourcing partner is critical to businesses that outsource important business functions, this perception could significantly affect confidence in the Issuer, may negatively affect the signing of new clients and may motivate existing clients to seek outsourcing alternatives that they view to be more stable.

          Another communications failure by Management is its failure to highlight the critical differences between the Issuer and failed and failing financial institutions, some of which are or have been competitors of the Issuer. Unlike many competitors of the Issuer that take substantial balance sheet risks in their business models, the Issuer is a service business that sells substantially all of its mortgage production and passes most fleet funding costs through to its clients. In several conversations, Board Chairman Krongard has even justified the Issuer's performance by making comparisons to Lehman Brothers, distressed balance sheet lenders, and General Motors. The balance sheet risk inherent in these businesses is not comparable to that of the Issuer, and the Reporting Persons believe that such comparisons only serve to perpetuate the Issuer's depressed valuation. Moreover, in earnings conference calls, CEO Edwards has consistently referred to industry problems without highlighting that the Issuer is an outsourced service provider, not a balance sheet lender, and as such the impact of these problems on the Issuer is not comparable to that of the many troubled financial concerns that make the news headlines on a daily basis.

          For more than a year, the Reporting Persons have made consistent efforts to encourage the Board and Management to focus more keenly and effectively on the creation of long-term stockholder value. The Reporting Persons believe that, as the U.S. and global financial crisis has deepened, the Issuer has been faced with significant challenges that the Board and Management have failed to meet and has been offered valuable opportunities that the Board and Management have failed to embrace. As a result of these past concerns, the Board's and Management's lack of responsiveness to the Reporting Persons' suggestions, and the concern that many of the failures of the Board and Management have not been addressed for the future, the Reporting Persons intend to nominate Messrs. Allan Loren and Greg Parseghian (the "Independent Candidates") for election as directors of the Issuer at the 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting").

          Allan Z. Loren has a proven track record of creating shareholder value and implementing change. As Chairman and Chief Executive Officer of The Dun & Bradstreet Corporation ("D&B") from 2000 through 2004 and as Chairman in 2005, Mr. Loren was instrumental in refocusing D&B's business and creating and implementing D&B's "Blueprint for Growth" strategy. During his five years leading the company, Mr.

     Loren grew D&B's earnings per share from $1.71 to $2.98, increased free cash flow from $164 million to $239 million per year, and produced a total stockholder return of 378%.

          Gregory J. Parseghian has deep experience in the financial and mortgage industries. After serving in executive positions at First Boston Corp., BlackRock Financial Management and Salmon Brothers from 1982 through 1995, Mr. Parseghian became Chief Investment Officer of The Federal Home Loan Mortgage Corporation ("Freddie Mac") in 1996, rising to Chief Executive Officer of Freddie Mac before he left that company at the end of 2003.

          Neither of the Independent Candidates has had in the past any financial or compensatory business or other relationship with the Reporting Persons, and the Reporting Persons do not intend to establish any such relationship with either of the Independent Candidates if they are elected to the Board. The Reporting Persons have identified the Independent Candidates as nominees for the Board based on their belief that the Independent Candidates will bring to the Board substantial industry and operating experience and that, as outsiders elected by the Issuer's stockholders without having been hand-picked by the current Board, the Independent Candidates will bring a needed fresh perspective to the Board.

          In nominating the two Independent Candidates to a Board that currently consists of seven directors, the Reporting Persons are not seeking to control the management and policies of the Issuer. The Reporting Persons believe that the Board should manage and set policy for the Issuer, but that the Board should be responsive to the Issuer's stockholders and that the presence on the Board of directors not nominated by the Board will encourage greater responsiveness and focus on stockholder value.

          In exploring the feasibility of developing a proposal to nominate candidates to the Board, the Reporting Persons sought the confirmation of the State of New York Insurance Department (the "Department") that the solicitation and voting of proxies to elect two independent candidates to the Board would not cause the Reporting Persons to "control" Atrium Insurance Corporation, a subsidiary of the Issuer ("Atrium") within the meaning of New York Insurance Law ss.1501(a)(2). On March 4, 2009, the Reporting Persons received such confirmation (the "Determination Letter") subject to certain restrictions from the Department. The Determination Letter is more fully described in Item 6 below.

          Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters required to be described in Item 4 of Schedule 13D. The Reporting Persons do not intend to take any steps that would lead to a determination that they "control" the Issuer or its mortgage guarantee insurance subsidiary, Atrium, within the meaning of the New York Insurance Law. The Reporting Persons may, at any time, review and reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters.

                                      * * *

          In connection with their intended proxy solicitation, Pennant Capital Management, LLC and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Issuer. PENNANT CAPITAL MANAGEMENT, LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

          PENNANT CAPITAL PARTICIPANT INFORMATION. In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Pennant Capital Management, LLC: Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant Onshore Qualified, LP, Pennant Spinnaker Fund LP, Pennant Windward Fund, LP, Pennant Windward Fund, Ltd., Mr. Fournier, Allan Loren and Greg Parseghian. Certain of these persons hold direct or indirect interests as follows: Pennant Capital Management, LLC may be deemed to beneficially own 5,407,141 shares of Common Stock; Mr. Fournier may be deemed to beneficially own 5,407,141 shares of Common Stock; Pennant Offshore Partners, Ltd. may be deemed to beneficially own 1,065,135 shares of Common Stock; Pennant Onshore Partners, LP may be deemed to beneficially own 311,318 shares of Common Stock; Pennant Onshore Qualified, LP may be deemed to beneficially own 661,584 shares of Common Stock; Pennant Spinnaker Fund LP may be deemed to beneficially own 466,814 shares of Common Stock; Pennant Windward Fund, LP may be deemed to beneficially own 1,149,487 shares of Common Stock; Pennant Windward Fund, Ltd. may be deemed to beneficially own 1,752,803; and Mr. Mr. Loren and Greg Parseghian each have an interest in being nominated and elected as a director of the Issuer.

Item 5.   Interest in Securities of the Issuer.

     Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following:

          (c) Appendix I hereto sets forth certain information with respect to transactions by the Funds (at the direction of Pennant Capital and Mr. Fournier) in Common Stock during the past 60 days. Except as set forth on Schedules A, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following:

          As discussed in Item 4, in exploring the feasibility of developing a proposal to nominate candidates to the Board, the Reporting Persons sought the confirmation of the Department that the solicitation and voting of proxies to elect two independent candidates to the

Board would not cause the Reporting Persons to "control" Atrium within the meaning of New York Insurance Law ss.1501(a)(2). On March 4, 2009, the Reporting Persons received the Determination Letter from the Department confirming that the solicitation and voting of proxies to elect two independent candidates to the Board would not cause the Reporting Persons to "control" Atrium within the meaning of New York Insurance Law ss.1501(a)(2) and permitting the Reporting Persons, among other things, to solicit revocable proxies for use at the 2009 Annual Meeting provided, that the (i) proxies are revocable; (ii) proxies are limited in duration and will be valid only until the conclusion of the 2009 Annual Meeting; (iii) proxies are limited in scope, in that they will not provide the Reporting Persons with discretionary authority as to the casting of votes in the election of directors; (iv) Reporting Persons maintain their ownership of the voting stock below 10%; (v) Reporting Persons maintain a total economic interest in the Issuer of less than 15%; (vi) Reporting Persons will have no right to replace any Independent Candidate that may resign or leave the Board for any reason; (vii) Reporting Persons will not have any special right of access to the Independent Candidates and will not seek to obtain any confidential Issuer information from the Independent Candidates; (viii) neither the Reporting Persons nor any of their personnel, agents, or designees will seek or accept a seat on the Board or observer rights to Board meetings or proceedings; (ix) Reporting Persons will not enter into business transactions with the Issuer without the prior approval of the State of New York Insurance Department; and (x) Reporting Persons will not enter into any agreements with any other stockholders of the Issuer to act in concert with respect to the acquisition, holding, voting or disposition of the Issuer's voting stock.

Item 7.   Material to be Filed as Exhibits.

     Item 7 to the Schedule 13D is hereby amended to add the following:

Appendix I:    Transactions Effected by the Funds in Common Stock During the
               Past Sixty Days.

Appendix II:   Determination of Non-Control of Atrium Insurance Corporation,
               dated March 4, 2009, from the State of New York Insurance
               Department.


                         [Signatures on following page]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 2009



                                             PENNANT CAPITAL MANAGEMENT, LLC


                                             By: /s/ Alan Fournier
                                                 -------------------------------
                                                 Alan Fournier, Managing Member




                                             By: /s/ Alan Fournier
                                                 -------------------------------
                                                 Alan Fournier





               [SIGNATURE PAGE TO AMENDMENT NO. 9 TO SCHEDULE 13D
                        WITH RESPECT TO PHH CORPORATION]

                                   Appendix I

       TRANSACTIONS EFFECTED BY THE FUNDS IN COMMON STOCK DURING THE PAST
                                   SIXTY DAYS

    (All transactions were regular market transactions effected on the NYSE)

     Date          Transaction            Shares            Price Per Share($)
     ----          -----------            ------            ------------------

--------------- ------------------- --------------------- ----------------------
    1/2/09             SELL               (87,360)                 12.110
--------------- ------------------- --------------------- ----------------------
    1/2/09              BUY                87,360                  12.125
--------------- ------------------- --------------------- ----------------------
    2/2/09             SELL               (12,800)                 9.615
--------------- ------------------- --------------------- ----------------------
    2/2/09              BUY                12,800                  9.625
--------------- ------------------- --------------------- ----------------------
    3/2/09             SELL              (267,900)                 11.030
--------------- ------------------- --------------------- ----------------------
    3/2/09              BUY               267,900                  11.070
--------------- ------------------- --------------------- ----------------------

                                                                     Appendix II
                                                                     -----------

                                     [SEAL]
                                STATE OF NEW YORK
                              INSURANCE DEPARTMENT
                                25 BEAVER STREET
                            NEW YORK, NEW YORK 10004
David A. Paterson                                                Eric R. Dinallo
Governor                                                          Superintendent

                                  March 4, 2009

Keith Richardson
Chief Financial Officer
Pennant Capital Management LLC
26 Main Street, Suite 203
Chatham, New Jersey  07928

     Re: Supplemental Application by Pennant Capital Management LLC, Pennant General Partner, L.L.C., and Alan Fournier for Determination of Non-Control of Atrium Insurance Corporation
          ------------------------------------------------------------

Dear Mr. Richardson:

     I write in response to your letter (the "Letter") and Supplement to Disclaimer of Control (the "Supplement"), each dated January 26, 2009, which you submitted on behalf of Pennant Capital Management LLC, Pennant General Partner, L.L.C., and Mr. Alan Fournier (collectively, the "Applicants") regarding a proposed solicitation of proxies in connection with the election of directors to the Board of Directors of PHH Corporation ("PHH"), a publicly traded Maryland corporation which owns 100% of the shares of Atrium Insurance Corporation ("Atrium"), a New York domestic mortgage guaranty insurer. By letter dated August 12, 2008, the Insurance Department determined that the Applicants would not be deemed to control Atrium within the meaning of New York Insurance Law ss. 1501(a)(2) (McKinney 2000) by virtue of their interests in PHH. You now seek a supplemental determination that the proposed solicitation of the below-described proxies by the Applicants would not cause the Department to find Applicants in control of Atrium within the meaning of Insurance Law ss.1501(a)(2).

     Applicants together indirectly own 9.97% of the outstanding common stock of PHH. Applicants also possess additional economic interests in PHH through their interests in certain cash-settled swap transactions and their ownership of certain Convertible Senior Notes, which you have stated total 2.2% and 2.8%, respectively, with the result that Applicants' aggregate economic interest in PHH totals less than 15%. As noted, the Department has concluded that the possession of these interests do not cause the Applicants to possess control of Atrium. You have submitted the Supplement to the Department because the Applicants propose to nominate two independent candidates ("Independent Candidates") for election to PHH's seven-member Board of Directors (the "Board") at PHH's 2009 Annual Meeting, and to solicit proxies from other PHH

Keith Richardson
March 4. 2009
Page 2 of 3

shareholders in support of such nominees. The Applicants represent that the proposed Independent Candidates(1) will be completely unaffiliated with the Applicants.

     The PHH Board is comprised of seven directors serving staggered terms of three years each. At PHH's 2009 Annual Meeting, three of PHH's directors are to be elected for terms set to expire at the 2012 Annual Meeting. Under the proposal, the Applicants will solicit proxies, which would be revocable and limited in time and purpose to the election of the proposed nominees at the Annual Meeting, and would expire immediately following the Annual Meeting.

     Insurance Law ss. 1501(a)(2) defines "control" as follows:

          (2) "Control", including the terms "controlling", "controlled by" and "under common control with", means the possession direct or indirect of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise; but no person shall be deemed to control another person solely by reason of his being an officer or director of such other person. Subject to subsection (c) hereof, control shall be presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote ten percent or more of the voting securities of any other person.

     Notably, New York's definition of control differs from that of many other states in that the holding of proxies is not per se conclusive of control. For example, the definition of "control" under the insurance laws of California, Texas, Illinois and Massachusetts includes a presumption that the holding of proxies to vote 10% or more of the voting shares of a company constitutes control. See Cal. Ins. Code ss.1215(b); Texas Ins. Code ss. 7.202(a)(5); Ill. Comp. Stat. ss. 5/131.1(b); Mass. Gen. Laws Ch. 175, ss. 206. Nevertheless, New York Insurance Law ss. 1501(a)(2) provides that control can arise from "the power to direct or cause the direction of the management and policies of a person ... by contract ... or otherwise...." Control can be held by contract in a number of ways, including a proxy to vote shares, whether obtained through a broad proxy solicitation or otherwise. Under the proposal that you present, the Applicants would solicit proxies, which could then lead to the Applicants directly or indirectly holding the power to vote ten percent or more of the voting securities of PHH, at least for a short period of time.

     Still, not every proxy solicitation constitutes a triggering event within the meaning of Article 15 of the Insurance Law that requires a party to file for approval of acquisition of control pursuant to Insurance Law ss. 1506 (or to seek an appropriate exemption). In the Department's view, the Applicants' proposal to nominate two Independent Candidates to PHH's board and to solicit revocable proxies for their election will not cause Applicants to be considered to control PHH within the meaning of Insurance Law ss. 1502(a)(2), provided that:

--------------------

(1) Only one prospective candidate, Mr. Greg Parseghian, has been identified to date.

Keith Richardson
March 4. 2009
Page 3 of 3

     1.   The proxies are revocable;

     2. The proxies are limited in duration and will be valid only until the conclusion of PHH's 2009 Annual Meeting of Shareholders:

     3. The proxies are limited in scope, in that they will not provide Applicants with discretionary authority as to the casting of votes in the election of directors;

     4.   The Applicants maintain their ownership of PHH voting stock below 10%;

     5. The Applicants maintain a total economic interest in PHH of less than 15%;

     6. The Applicants will have no right to replace any Independent Candidate that may resign or leave the Board for any reason;

     7. The Applicants will not have any special right of access to the Independent Candidates and will not seek to obtain any confidential PHH information from the Independent Candidates;

     8. Neither the Applicants nor any of their personnel, agents, or designees will seek or accept a seat on the Board or observer rights to Board meetings or proceedings;

     9. The Applicants will not enter into business transactions with PHH without the prior approval of the Department; and

     10. The Applicants will not enter into any agreements with any other shareholders of PHH to act in concert with respect to the acquisition, holding, voting or disposition of PHH's voting stock.

     Assuming that the Applicants comply with the above-enumerated conditions. and based upon the description of the proposed solicitation of proxies and the other representations set forth in the Letter and Supplement, the Department will not consider the proposed solicitation and voting of proxies as causing the Applicants to control PHH within the meaning of Insurance Law ss. 1501(a)(2). This conclusion is strictly limited to the proposed solicitation and voting of proxies as described in the Letter and Supplement, and does not extend to any other activity, which may result in a finding of control pursuant to Insurance Law ss.1501.


                                                  Very truly yours,


                                                  Martha A. Lees
                                                  Deputy General Counsel

cc:  Leah Campbell, Esq.
     Willkie Farr & Gallagher LLP
     787 Seventh Avenue
     New York, NY 10019

     Kermitt J. Brooks
     Robert H. Easton
     Larry Levine